Filed by Rudolph Technologies, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

SEC S-4 Registration Statement No. 333-127371

Subject company:  August Technology Corporation
Commission File No. 000-30637

Rudolph Technologies
 Moderator: Bob Koch
November 7, 2005
4:45 p.m. ET

OPERATOR: Good afternoon ladies and gentlemen. My name is Jeanie and I will be your conference facilitator today. At this time I would like to remind everyone and welcome you to the Rudolph Technologies third quarter earnings call. All lines have been placed on mute to prevent any background noise. After the speaker's remarks there will be a question and answer period.

If you would like to ask a question during this time please press star then the number one on your telephone keypad. If you would like to withdraw your question, press the pound key. Thank you. It is now my pleasure to turn this over to your host Mr. Bob Koch, Vice President and General Counsel. Sir you may begin your conference.

BOB KOCH, VICE PRESIDENT AND GENERAL COUNSEL, RUDOLPH TECHNOLOGIES: Thank you. Good afternoon everyone. Rudolph has issued its third quarter 2005 earnings release this afternoon shortly after the close. If you have not received a copy of the release please call my office at 973-448-4306 and a copy will be faxed or e-mailed to you.

Joining us on the call today are Paul McLaughlin, Chairman and Chief Executive Officer and Steven Roth, Chief Financial Officer. As is always the case I need to remind you of safe harbor regulations. Any matters today that are not historical facts, particularly comments regarding the company's future plans, objectives, forecasts and expected performance, consist of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Such estimates whether expressed or implied, are being made based upon currently available information and our best judgment at this time. Within these statements are a wide range of assumptions that the company believes to be reasonable. However it must be recognized that the statements are subject to a range of uncertainty that can cause the actual results to vary materially.

Thus the company cautions that these statements are not guarantees of future performance. Risk factors that may impact Rudolph's results are described in the company's latest form 10Q as well as other periodic filings with the SEC. Rudolph Technologies does not update forward-looking statements and expressly disclaims any obligation to do so.

I will now turn the call over to Paul McLaughlin, Paul please go ahead.

PAUL MCLAUGHLIN, CHAIRMAN AND CHIEF EXECUTIVE OFFICER, RUDOLPH TECHNOLOGIES: Good afternoon everyone and thank you for joining us for our third quarter 2005 conference call. On today's call we plan to discuss our third quarter results, give our view of what is happening in our industry and take a close look at what we see for the balance of 2005 and an early look at 2006. At the close of our prepared remarks we will give you an update on our strategic merger with August Technology.

I am pleased to report the third quarter 2005 was a very solid quarter for us and was as we guided. Today Rudolph Technologies reported revenues of $20.2 million for the third quarter which is a 5.5 percent decrease compared to the second quarter of 2005.

On a year over year basis third quarter revenue was down 7.5 percent from that of the third quarter 2004. Year to date revenue is $64.6 million a 5.5 percent increase over the $61.2 million for the nine month period ending September 30th last year. We reported earnings per share of 0.07 for the quarter compared to 0.11 per share for the 2005 second quarter.

Year to date we reported earnings per share of 0.28 cents versus 0.28 in the like nine month period in 2004. We mentioned earlier in the year that we thought the market would move sideways for a couple of quarters and our year to date results have shown that forecast to be correct. Revenues up 5.5 percent and earnings per share flat. In Q3 this year, both revenues and earnings were aligned with our previous guidance.

Now let me shift gears and discuss our view of what is happening in the semiconductor industry and specifically how it is affecting Rudolph. A highlight for us this quarter and an indicator of strong growth this time was our significant improvement in orders. Interestingly over 20 percent of the bookings were for deliveries for 2006 as our customer base at least the larger ones appear to be getting better visibility into their markets and giving us more normal lead times for production.

This can only help margins in the long run. We have seen strength in memory and early signs of optimism from our foundry customers primarily in Taiwan. Starting with memory the market has remained strong through the end of the summer into the fall as the flash memory segment particularly NAND flash has begun to attract significant new capital. There has been a shift of capacity from DRAM particularly DDR into flash.

This is good for both DRAM suppliers and flash suppliers. As a result spot prices have remained stable in DRAM markets and pricing has also remained stable for flash despite announcements from Samsung, Toshiba and Hynix that they intend to increase NAND supply in the first half of '06. This is good for RTEC as all three of these companies are companies that are expected to purchase new tools from us in the coming months in at least two of our three major product lines, metal transparent metrology and macro defect inspection.

Flash memory now accounts for 35 to 45 percent of total memory revenues and even higher percentage of capex. Other companies are also now planning to expand in flash memory production including Micron, Infineon, Spansion, Macronix and ST is considering outsourcing its flash business in a new joint venture. We expect our memory customers both DRAM and Flash to be drivers of Rudolph's growth for at least the first half of 2006.

The foundry business has begun to accelerate into what we believe will be a steady growth ramp in orders for 2006 for Rudolph particularly from Taiwan.  ProMOS, Windbond, and Inotera have all announced their intention to continue their aggressive expansion plans and we expect to see incremental capacity additions at UMC in the months ahead.

On the other hand TSMC's plans in our judgment does not call for any significant expansion until 2006 despite the fact that they reported their leading edge fab utilization was 96 percent in September. Even so we have found that advance node capacity utilization is a leading indicator of how and when our customers invest in new fabs in both up periods and down periods.

However, we have often noticed that foundries are much quicker to delay a stop capex in a down turn than to initiate spending in an up turn. This adds a note of caution to us as we forecast the quarters to come. Capital spending has become much more rational and efficient than in prior cycles. This is a good sign for our industry and for Rudolph. Our customers' businesses appear healthy for the next couple of years barring any macro economic disruption.

We see the drivers for our customers being the convergence of computing communications and consumer electronics. If our customers' demand continues to remain firm to year end then we could see an accelerating order environment in the first half of '06.

Our new products, MetaPULSE III in metal film metrology, Ultra-II CD in transparent film metrology, and the WaferView320 family of tool for macro defect inspection will be key drivers of our growth next year. These best of breed products allow us to be technical leaders in our chosen market niches, and we believe will add to our market shares in each segment. Our new macro defect inspection tools continue to gain acceptance in the marketplace to the point where for the second quarter in a row inspection products accounted for over 20 percent of our revenues.

An important takeaway is that RTEC is shifting from a value to a growth focus company. Our mission continues to be planned profitable growth by best of breed tools in our selected market niches while offering investors above average returns. The word growth gets increased emphasis going forward. Positive cash flow is an important ingredient in our business model as we continue to work to become a desired stock investment for our shareholders.

Stock value in our judgment increases if we can grow sales and earnings faster than the industry, increase our peak operating margins cycle to cycle and grow cash. I am pleased to report that cash continued to grow in Q3 giving us the necessary engine to support our growth. Steve will discuss cash more fully in his remarks.

As you know we do not give specific order numbers but let me say qualitatively that our book to bill rate showed double digit growth above parity in Q3 and we remain very positive about orders growing in 2006 for the reason mentioned earlier. With that I will now ask Steve to provide more details on Rudolph's performance during the 2005 third quarter, Steve.

STEVE ROTH, CHIEF FINANCIAL OFFICER, RUDOLPH TECHNOLOGIES: Thanks Paul. Good afternoon everyone. Most people who have heard us speak in the past know we put significant emphasis on financial execution. The management team at Rudolph strongly believes that by controlling spending particularly when the equipment industry is moving sideways as it has over the last several quarters, we would distinguish ourselves as a desired investment.

This quarter we continued that execution by meeting both our revenues and earnings guidance. As Paul mentioned the company's third quarter revenues totaled $20.2 million a 5.5 percent decrease compared to the $21.4 million in the second quarter of 20005. Revenue for the 2004 third quarter was $21.8 million. Looking at our third quarter revenues geographically, approximately 65 percent of our revenues were from Asia, 21 percent from Europe and 14 percent domestic.

The breakdown of revenues by product family for the third quarter 2005 was approximately 28 percent metals, 28 percent transparent, 22 percent inspection with the remaining parts and service. We are particularly pleased that our inspection business continues to gain traction as evidenced by the fact that it represents over 20 percent of our revenues for the last two quarters.

Third quarter gross margin was 47 percent, the same as the second quarter 2005. The gross margin in the third quarter of 2004 was 48 percent. The year over year decrease in gross margin was primarily due to our investment in our direct operations in Japan in the fourth quarter of 2004. Research and development expenses for the third quarter totaled $3.1 million compared to $3.0 million in the second quarter of 2005 and $3.9 million in the year ago period.

As a percentage of revenue R&D was 15 percent compared to 14 percent last quarter and 8 percent in the same quarter last year. The year over year decrease in R&D was primarily the result of reduced headcount, the timing of project cost spending and cost containment initiatives implemented earlier this year. We anticipate that fourth quarter spending on R&D will be approximately 16 to 19 percent of revenue.

Salary, general and administrative expenses for the third quarter totaled $4.7 million compared to $4.8 million in the second quarter of 2005 and $3.9 million the year ago period. As a percentage of revenue SG&A was 23 percent in the 2005 third quarter, 23 percent last quarter and 18 percent in the prior year period. The year over year increase in SG&A was primarily due to the establishment in the fourth quarter of 2004 of our direct sales and service operations in Japan and increased compensation costs. These increases were partially offset by the cost containment initiatives that I previously mentioned.

We currently expect SG&A will be approximately 25 to 29 percent of revenue for the fourth quarter of 2005. Interest income and other in the third quarter totaled $108,000 compared to $417,000 in the second quarter of 2005 and $923,000 in the prior year period. As I discussed in our second quarter call, we expected our interest income in the third quarter to be lower as we recognized some realized losses on certain investments and repositioned our portfolio to take advantage of high interest rates.

Also when doing year over year comparisons, it should be noted that the 2004 third quarter numbers included a $503,000 gain of a settlement of a lawsuit. Our provision for income taxes was $575,000 in the third quarter and our year to date effective tax rate was approximately 26 percent. We expect our full year effective tax rate to also be approximately 26 percent.

The company continued its strong heritage of profitability as third quarter net income totaled $1.2 million of 0.07 per diluted share compared to $1.9 million or 0.11 per diluted share for the 2005 second quarter. The company reported net income of $2.2 million of 0.13 per diluted share for the 2004 third quarter which included a 0.02 per share gain from the litigation settlement.

Looking at our balance sheet, cash and marketable securities at the end of the third quarter reached a three year high increasing $7.7 million to $86 million. This increase in cash was primarily driven by a reduction in receivables. However we expect to continue to experience longer collection time from our direct sales in Japan than we did previously under our distributor relationship.

Working capital increased in the quarter to $125.3 million. During the third quarter we began a facilities consolidation project whereby manufacturing, customer service and engineering departments will move into one facility. This new facility will expand our manufacturing capacity, having new state of the art training center and enhance new product development.

We will begin moving into this new facility in the fourth quarter and will incur a termination fee to exercise our early termination rights on one of our existing lease properties. This termination fee along with an overlap of rent expense will negatively impact the 2005 fourth quarter by approximately $600,000.

Capital expenditures to the 2005 third quarter totaled $526,000 which was primarily related to leasehold improvements on the new facility. Depreciation expense for the quarter was approximately $443,000. At this point I would like to turn the call back over to Paul.

PAUL MCLAUGHLIN: Thank you Steve. Now let me give your our guidance. As mentioned in our press release earlier today we believe the industry has passed the trough in orders and is poised for an acceleration in orders. As a result the company is currently anticipating 2005 fourth quarter orders to increase while revenue is forecasted to be flat to down 15 percent below the 2005 third quarter revenue of $20.2 million.

The company is forecasting EPS of break even to plus 0.06 per diluted share for the 2005 fourth quarter excluding the one time facility termination cost that Steve mentioned previously. Now let me give you an update on our proposed merger with August Technology. We continue to work with August Technology on transition and integration planning efforts for the proposed merger and Rudolph believes that we have made significant progress in that regards.

Those planning efforts have identified a number of promising potential business opportunities. However as you know on September 28th August Technologies issued a press release announcing the need to restate prior period results. We understand that August Technology personnel have been working hard since then with their auditors to complete the restatement process and we have been advised that results should be forth coming soon.

The Rudolph Board of Directors is awaiting the results of the restatement process before making any further comment about the proposed merger. Other than this statement I won't have any other comment today on the proposed merger. Thank you and we will now open the phone likes for questions on our earnings release.

OPERATOR: Thank you. At this time I would like to remind everyone if you would like to ask a question to please press star and the number one on your telephone keypad. We will pause for just a moment to compile the Q&A roster. Your first question is coming from Suresh Balaraman with Think Equity, please go ahead.

SURESH BALARAMAN, THINK EQUITY: Thanks, first you said the book to blue was double digit; do you mean to say that your book to blue is greater than 1.1?

PAUL MCLAUGHLIN: Yes it was.

SURESH BALARAMAN: And you think orders should continue to increase and which gives us the feeling that your orders for Q4 could be as high as what you have seen in the recent years. I think you peaked in the mid 20s last year.

PAUL MCLAUGHLIN: We think it could be a high for sure for this year. I would have to check the exact statistics but you are right. I think you did mention that in the piece you wrote today as a matter of fact, very good.

SURESH BALARAMAN: OK, and in terms of the revenues, I mean it is disappointing to see revenues go down. I understand it is a lagging indicator. Is it merely a function of your customers asking for shipment in the next year or do you want to make a second level of backlog to optimize your gross margins?

PAUL MCLAUGHLIN: That is a good question. Let me tell you in reality what happened this last quarter. We thought we would be a little bit higher in the range. We were at the low side, mid part of the range. We, it became difficult to get sign-offs at the 11th hour in the quarter so we were not at the high end of the range. We think it is appropriate to get more flexibility in our financial reporting going into 2006.

So really it is a combination of the two items you mentioned. Yes there was a high preponderance of the larger companies giving us order that were stretched past and into 2006. We mentioned over 26 percent of the orders came there and also a need to constantly improve the margin and get further from a completely more of a turn business getting more of a longer lead time which gives us better manufacturing flexibility. So you are right on both accounts Suresh.

SURESH BALARAMAN: I have a couple of bookkeeping for Steve. Steve what tax rate do you expect 2006 and what kind of stock options and expenses should we kind of factor in, thanks.

STEVE ROTH: For tax purposes I would probably use the 30 percent tax rate for now until we get a better view of how things are shaping up but I mean that is kind of where we are trending towards that rate. As for stock options as you recall we accelerated our stock options in the second quarter of last year of all of our stock options. So as we stand going into '05 or '06 we don't have an immediate 123R stock option expensing.

We do have restricted stock that was given out during 2005, but 123R doesn't affect that. We have been expensing that as we go anyway. So it is going to be a function of how many stock options, you know the stock options that we issue out we are kind of starting from ground zero starting in January.

SURESH BALARAMAN: OK, great thank you.

OPERATOR: Thank you, your next question is coming from Mr. Bill Lu with Piper Jaffray, please go ahead.

DENNIS CONG:   Hi thanks for taking my call. This is actually Dennis Cong calling for Bill Lu: First just to follow up the previous questions, regarding the so you were talking about booking to be sufficiently up in Q4 and you see 20 percent of your current quarter reported booking delayed to be delivers in first you know half of '06 which I assume is first quarter. Does that imply you are going to see a revenue sequential up from Q4 to Q1 next year?

PAUL MCLAUGHLIN: Absolutely, yes it does.

DENNIS CONG: OK and then just talking about this consolidation you were talking about $600,000 charge on that. When do you expect to see the benefit of the you know cost savings on those and if you can quantify that a little bit.

PAUL MCLAUGHLIN: Well let me put it this way I mean obviously when you look at the facility we are going to be moving into about an 83,000 square foot facility and moving out of two separate facilities that we have here in New Jersey that probably were about 52,000 square feet.

And I would say that the overall annual rental is probably flat to down slightly but not you know we are picking up all this additional space for expansion. We are picking up all the benefits of having our manufacturing, customer service and engineering departments working all in one area and effectively for the same rent that we were paying in the past so.

DENNIS CONG: OK, and my last question is regarding your MetaPULSE. Physically right now it is in production mode at one of the leading customers for 65 nanometer which validated his (INAUDIBLE) and performance. Can you give us some update on the two performance in terms of for 45 nanometer which would be one of your leading customer is actually doing a validation on that and do you see much of competition in there?

PAUL MCLAUGHLIN: I won't talk specifically about a customer but let me give you some guidance on the MetaPULSE II and the MetaPULSE III.

DENNIS CONG: Sure.

PAUL MCLAUGHLIN: Both of which are the 3 is designed for the 45 and with a roadmap to 32. We are comfortable at all of the 45 nanometer evaluations that we are involved in at this time and there are a couple of them out there right now. So we are confident that we have the product that next generation.

DENNIS CONG: OK, thank you.

PAUL MCLAUGHLIN: I try to answer you without specifically talking about a given customer but any valuation on 45 that we are involved in we are very comfortable with where that is leading.

DENNIS CONG: OK, thank you.

OPERATOR: Your next question is coming from Stuart Muter with RBC Markets, please go ahead.

STUART MUTER, RBC MARKETS: Yes thank you, a question for Paul. Paul in terms of the strength in the order book in Q3, could you talk a little bit about you know what product lines showed strength or what geographies showed strength?

PAUL MCLAUGHLIN: Yes, let me talk a little bit about the segment. Memory still remains the driver here. I tried to mention in my comments about the strength in memory we are seeing both in the DRAM and the flash. We have good customers obviously in Korea, in Japan and several in Taiwan that are involved in the memory side of the house and that accounted for about half of our bookings.

Logic was the big driver in the rest of it. The foundry just started to come out of the gate at the end of the quarter and we are actually expecting some pretty good things this quarter from the foundry side of the business. Does that help you at all?

STUART MUTER: That does help Paul. Do you think that memory will be strong in this quarter in terms of the order book as well?

PAUL MCLAUGHLIN: Yes we do. We are expecting that to continue in a couple of places, Taiwan and Japan in particular.

STUART MUTER: That is helpful and just one more question if I can. You said you saw some signs of '06 being a growth year. Could you expand a little bit on that comment please?

PAUL MCLAUGHLIN: We are trying to shift the focus and it is a good question. You know we have always been a profitable company and you know the disappointing thing in life and I am sure the investors listening on are the same way. If you look back at 2000, the year 2000, our whole semi conductor capital equipment industry had I believe like $39.9 billion front end. This year it will be even less and we are four years later, five years later.

What has happened in the industry is they have really to be a growth company, to be a desired stock investment we have to add new products and we have to add through merger and acquisition activity so that we can outgrow that because we are essentially where we were four years ago, five years ago Stewart. The cost of doing business has gone up since then with Sarbanes-Oxley et cetera so that in reality our earnings are down but our sales are flat.

You know 80 plus million which we were n the high 80s in the year 2000. And earning $1.40 somewhat a share. We are a fraction of that now. We are about the same levels in the revenue side but the earnings have come down rather substantially. So the way to get that back is with as we have talked before you and I have had a drink over this one I am sure this past, we have to get a little bit north of $30 million revenue a quarter to get to our long term operating model.

Right now we are not there. I think I tried to answer Suresh's comments by saying I think we will get closer this coming quarter. But we are till not there. For us to get into the kind of operating margins in the low 20s that we think we should have and our long term model calls for we have got to grow this thing into the 30 plus million a quarter.

And we intend to do that. I think the drivers do it of the three new products that we have offered; the wafer view which has already got some traction, the new 320 series, the MetaPULSE 3 and Ultra 2CD. Those are the three products that we believe will be the drivers for Rudolph next year, all three of which we didn't have a year ago.

So I think our shifting is into get that growth back so that we outperform, if the industry ends up five to 10 percent down this year we will be maybe a little bit above that you know. But that is not good enough. I think we see it in a lack of excitement in the stock market about the whole semi conductor capital equipment industry. I am sure you have thought of this many times.

Why is that happening? Well because the industry has not rebound from its (INAUDIBLE) levels. That is what happened. We are trying to do it Stewart. Long answer to a short question is we are trying to shift the focus in the corporation to growth and to try to accelerate the release for some new products and you will be hearing the release of several new things from us in the near future.

STUART MUTER: In terms of (INAUDIBLE) real quick to the comments on growth, would you expect the wafer view revenue level which is growing substantially you know over the last couple of quarters, do you think that is going to maintain some momentum over the next few quarters?

PAUL MCLAUGHLIN: Yes we believe it will and it ties very nicely into the merger activities we are doing at the moment that I mentioned in terms of Argus. So I think the answer to it is yes.

STUART MUTER: Excellent, OK thanks Paul.

PAUL MCLAUGHLIN: Thanks Stewart.

OPERATOR: Thank you, as a reminder if you do have a question press star then one on your telephone keypad at this time. Thank you your next question is coming from Steve O'Rurke with Deutsche Bank, please go ahead.

STEVE O'ROURKE, DEUTSCHE BANK: Good afternoon, thank you. Paul does 20 percent of orders with shipments out in 2006, does that marker shift visibility or how our customers are looking at the business or this simply kind of a shift in how you are managing the business?

PAUL MCLAUGHLIN: I tried to answer Suresh's question and your too by saying it is a little of each.

STEVE O'ROURKE: OK.

PAUL MCLAUGHLIN: I think we need to one of the things we have noticed that has slipped a little bit to be very honest with you Steve is the break even has come down because our margins, and it is partly because we are getting to a heavy turn business and that is not a receipt for margins going north. So I think part of it is the customers have better visibility and that is part of the reason and it was over 20 percent. Of the business coming in for '06 delivery and the fact that we would like to see a more solid manufacturing cycle that could add a point or two in the margin side.

That is of concern with us to get ourselves up to the gross margins that we think are going to be needed for us to bring home 0.20 to 0.25 of the operating line we have to get out of the 40s and into the 50s and as you can see this quarter Steve we gave you we are in the 40s. Part of it is the (INAUDIBLE) and nature of the business.

STEVE O'ROURKE: Paul, do you have a percentage on what that target should be? It is 20 percent this quarter, should it be how high should it be (INAUDIBLE) business?

PAUL MCLAUGHLIN: Boy you know the market has changed significantly because it is a buyer's market. These days people try to drill you pretty hard on this. I don't have a number for you there. But it is not too far from that probably.

STEVE O'ROURKE: OK, if I could ask one other. You mentioned steady growth ramp and orders in Taiwan if I remember correctly.

PAUL MCLAUGHLIN: That is correct.

STEVE O'ROURKE: Can you help quantify what that means, maybe give us an idea of what kind of number this is beginning from and what kind of a percentage of revenue it could go to.

PAUL MCLAUGHLIN: Steve what was that there? Let me, (INAUDIBLE). Steve I am going to have to get back to you on that because to be honest with you I don't have it right in front of me. It is the information is available. Let me just say that there are some encouraging signs. I mentioned a couple of places in you know the Promos is the (INAUDIBLE); all have kept their spending plans going.

You know that PSM things really hasn't played for a little bit here, and a significant way and I would expect them as you know last year, referring to last year they were one of our larger customers, one of our top three. We are surely expecting the first half of '06 to be strong with the foundry business and obviously PSMC and UMC they lead that act.

STEVE O'ROURKE: OK and just one quick follow up then. Geographically with respect to bookings next quarter, this quarter and next quarter are they from roughly the same places or are they kind of shifting from one maybe over to the foundries.

PAUL MCLAUGHLIN: (INAUDIBLE) Japan is going to be up. You know kind of look at this, Japan will definitely be up. We see a supply and demand that our customers to be balanced. With order sort of rotating from memory nan and DRAM to foundry and then to logic and rotating back and forth going from one group to the next. I think that is what we are really seeing. Memory was strong this quarter. I think foundry will be good in the fourth quarter and logic will be strong as we get out of the gate in the first part of next year. So I think it is rotating. That doesn't mean memory disappears. But as a percentage it will come down Steve.

STEVE O'ROURKE: Fair enough thank you.

OPERATOR: Your next question is coming from Mehdi Hosseini with Friedman Billings Ramsey, please go ahead.

MEHDI HOSSEINI, FRIEDMAN BILLINGS RAMSEY: Hi guys.

PAUL MCLAUGHLIN: Hi Mehdi.

MEHDI HOSSEINI: How are you?

PAUL MCLAUGHLIN: Good.

MEHDI HOSSEINI: I have a couple of questions. Steve the last quarter you were talking about a couple of bookings that were pushed from Q2 to Q3. So if you were to strip away these push outs, what would have been your book to bill and then also some of that push out had to do with the pricing and if you could also elaborate on the pricing .

Regarding the mix of revenue, it seems like the metal declined significantly and I have two questions in there. Why was it down? Is it just inherent because of the bookings I prior quarter and also what is the mix between MetaPULSE II and MetaPULSE I?

STEVE ROTH: OK, let's go back to the beginning because I think you said that on the last conference call we didn't talk about our bookings being pushed we talked about revenue being deferred which was related to one of our wafer view tools that we had shipped to a Korean customer. I think that, it wasn't an order. It was a

MEHDI HOSSEINI: Oh I see.

STEVE ROTH: It was revenues. Therefore Paul's comments on the bookings I think they can kind of stand on their own.

MEHDI HOSSEINI: I see.

STEVE ROTH: That is, you asked about you know I think you asked about pricing and selling prices. I mean for the most part they are holding up OK. IN the metal side obviously it depends if it is copper versus aluminum because the copper pricing is up a little higher.

Our mix of revenue was actually because of the high concentration of memory went to the more non-copper bucket for the MetaPULSE. So then I think the individual average sale prices they are OK but when you mix those up you effectively you (INAUDIBLE) a little bit on an overall mix basis.

You mentioned that the memory bookings in the quarter were north of 50 percent so we are going to see a lot of MP1s continuing because the memory business is strong and they actually have fewer memory tools per line. They only have a couple metal levels versus your typical logic can go five, six, eight levels of (INAUDIBLE). So you know there is a different percentage wise and that is why you see the metal business being around a third of the action this particular quarter.

MEHDI HOSSEINI: sure understood. And then the mix of MetaPULSE 2?

PAUL MCLAUGHLIN: I don't have that with me. I am going to have to get back to you on MetaPULSE 1.

MENDEY HOSINI (PH): OK.

KEN ROTH: It would be one because of the memory nature of it?

PAUL MCLAUGHLIN: Yes.

MEHDI HOSSEINI: Great, thank you.

PAUL MCLAUGHLIN: OK thanks.

OPERATOR: Thank you. As a final reminder if you do have a question you may press star one on your telephone keypad at this time. The next question is coming from Mr. Gus Richard with First Albany Capital. Please go ahead.

GUS RICHARD, FIRST ALBANY CAPITAL: Yes could you just talk a little bit about the R&D line. It looks like for this year it has come down quite a bit from last year and at the same time you are talking about an acceleration of new product introductions and I am trying to understand how that comes together so you can drive revenue going forward.

PAUL MCLAUGHLIN: A couple of ways to look at it. Last year was a big year as it came to a whole new family of products which was the wafer view 320 family. There was a large product engineering cost associated with that. That has gone away. The things that we are doing now are more extensions and the new product releases that you will see are in the transparent area and in the metals area. So it is not quite nowhere near the product investment necessary to develop products in those areas than it is in the new wafer view area. So that is why, it should be somewhere around $12 to $13 million, is that right Steve this year?

STEVE ROTH: Yes.

GUS RICHARD: And then you are shutting down some facilities. What is the payback on that, on that shut down? Is it a couple of years, a couple of quarters?

PAUL MCLAUGHLIN: We are looking at; we actually think it will be less than a couple of years. It is a function of in terms of the volume we are going to get; we will be actually paying slightly less in rent for space that goes from 50 to 80,000 square feet.

That will give you an idea of what we are thinking of doing in a little bit here. We are thinking of some expansion plans in the works and we would like to have the space ready for that and we see the upturn coming next year and we are planning for it.

GUS RICHARD: OK, so will that cause SG&A to come down a bit going forward or?

PAUL MCLAUGHLIN: Again from a, there will be a lot of (INAUDIBLE) but I think a little bit of incremental depreciation expense related to the lease hold improvements that, some of which we had in the existing facility that were wearing out. I don't think you are going to see much impact on the SG&A line at all again because as I mentioned the rent expenses and things like that are you know they are kind of flat in an overall expense perspective.

GUS RICHARD: OK and then just one final (INAUDIBLE) question. You know what is your expectation for growth for the industry next year over this year?

STEVE ROTH: That is a good question. You know I have seen various forecasts Gus. I have seen yours. I have seen others. You know I don't have a good number. I think we are going to have a banner year. I think it will be a record year for Rudolph. Having said that, you know I mention that the only caution is one that you have made known in several (INAUDIBLE) is some macro economic issues that could hurt overall.

I think you wrote a very nice piece. If I recall a month or two ago we got the effect in the Christmas season of people getting their first heating bill. And then also looking at the price they are paying for gas and coming up saying what I can't buy any electronics. I think that is a concern. So I don't have a great number for you.

I am not a believer in that particular fear. I think people will spin through it and they will handle it but we also haven't had our first heating bill here in the northeast yet. So when that times comes maybe it will be different. Maybe I am just more optimistic. So I am on the positive side for '06 and just the size of the (INAUDIBLE) I am not sure. But I like what I have seen in the memory area.

I see that strength continuing through at least the first half of the year. You are seeing a balance and in my mind, at least in my judgment when I look at the prices of memory products. In the Ram area and also in the DRAM area they have been holding pretty stable despite the face that everybody, a lot of people have announced capacity expansions. You have heard some of the comments about insatiable demand and infinite demand but I don't buy that but then it surely is a good looking memory market going forward. And I think that some of our larger customers that are in the logic business are limited right at the moment due to manufacturing production capacity. So I think that could be a strong year for us as well. So I am bullish on 2006, in fact very bullish.

GUS RICHARD: OK great, I will say a prayer for global warming.

STEVE ROTH: Thanks I heard your comments Gus, thank you.

OPERATOR: You do have a follow up question from Mehdi Hosseini from Friedman Billings Ramsey. Please go ahead.

MEHDI HOSSEINI: Yes, I just have a couple of follow up. Steve, I take it elaborate on merger acquisition expense in Q3 and Q4 and in order to better understand the revenue trend. If you could help us understand age of back log and what the mix is in there.

STEVE ROTH: All right let's start with the back log first. You want the mix. When you say mix are you talking about you know from the MetaPULSE and the pipeline?

MEHDI HOSSEINI: Exactly.

STEVE ROTH: It is I would say about a third metals, a third transparent, defect is about 16 to 20 and the rest is you know parts and service contract from the (INAUDIBLE).

MEHDI HOSSEINI: Sure and the age of back long?

STEVE ROTH: The age of back log?

MEHDI HOSSEINI: Like is it shippable in the next two quarters?

STEVE ROTH: Not completely. We have some of the orders stretched out a little bit.

MEHDI HOSSEINI: Sure the 20 percent.

STEVE ROTH: Yes well it was north of 20 we just use that as a bottom mark there. But in fact it is stretched out a little bit. I do believe some of the orders we are getting now are not just Q1. So it could be more than six months.

MEHDI HOSSEINI: Sure, understood. And then M&A expenses, Q3, Q4?

STEVE ROTH: Well Q3 obviously was a very heavy quarter just because we wiled (ph) the S4.

MEHDI HOSSEINI: Sure.

STEVE ROTH: The, I say it is about $1.0 million that we capitalized in the merger cost in the third quarter related to all the activities to the acquisition. As for Q4, it is gong to be less than that. I mean because obviously we are sitting in the, we are sitting in the, you know right in the sales period and we will hopefully we will when we get to the restatement we will start those activities.

But again we are sitting here obviously since September through now doing some work on integration but those aren't like the heavy consulting costs and the financial advisor costs that are being capitalized. So I expect it to be a lot less than that for the quarter.

MEHDI HOSSEINI: so would it be around three quarter of a million?

STEVE ROTH: Well, it is hard to tell right now because again it is going to depend on when we get started and how you know how much we gear up and just a lot of variables. I mean if you ask me to put a number on it I would say maybe half of what it was in the third quarter.

MEHDI HOSSEINI: Got you. All right thank you.

OPERATOR: There are no further questions at this time and I would like to turn the floor back over to Mr. Paul McLaughlin for his closing remarks. Please go ahead.

PAUL MCLAUGHLIN: Thank you operator. And thank you all for participating in our conference call and we look forward to speaking with you again. Thank you and good evening.

OPERATOR: Thank you. This does conclude this evening's Rudolph Technologies conference call. You may now disconnect.

END

About Rudolph Technologies, Inc.

Rudolph Technologies is a worldwide leader in the design, development, manufacture and support of high-performance process control metrology and defect inspection systems used by semiconductor device manufacturers. The Company's products provide a full-fab solution through its families of proprietary systems, which are used throughout the device manufacturing process. Rudolph's product development has successfully anticipated and addressed many emerging trends that are driving the semiconductor industry's growth in order to enhance the competitiveness of its products in the marketplace. The Company's success in creating complementary metrology and inspection applications through aggressive research and development is key to Rudolph's strategy for continued technological and market leadership.

About August Technology

August Technology's automated inspection and data analysis solutions provide critical product and process enhancing information, which enables microelectronic device manufacturers to drive down costs and time to market. With the first all-surface advanced macro inspection solution, August Technology has incorporated frontside, backside and wafer edge inspection in a single system. Following detection August Technology's decision tools correlate the defect data across surfaces and provide the comprehensive information necessary for device manufacturers to make process-enhancing decisions. Headquartered in Bloomington, Minnesota, August Technology supports its customers with a worldwide sales and service organization. Additional information can be found on the company's web site at www.augusttech.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify those so-called "forward-looking statements" by words such as "may," "will," "would," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of those words and other comparable words. Rudolph wishes to take advantage of the "safe harbor" provided for by the Private Securities Litigation Reform Act of 1995 and you are cautioned that actual events or results may differ materially from the expectations expressed in such forward-looking statements as a result of various factors, including risks and uncertainties, many of which are beyond the control of Rudolph. Factors that could cause actual results to differ materially from the expectations expressed in such forward-looking statements include, but are not limited to: (1) cyclicality of the semiconductor industry; (2) customer concentration; (3) introduction of new products by Rudolph's competitors; (4) sole or limited sources of supply; (5) the merger agreement and the transactions contemplated thereby may not be approved by the companies' shareholders; (6) Rudolph and August may be unable to obtain certain foreign regulatory approvals required for the transaction, or obtain these approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company; (7) conditions to the closing of the transaction may not be satisfied; (8) the businesses of Rudolph and August may not be integrated successfully, which may result in the combined company not operating as effectively and efficiently as expected or such integration may be more difficult, time-consuming or costly than expected; (9) expected combination benefits from the merger may not be fully realized or realized within the expected time frame; (10) revenues following the merger may be lower than expected; (11) costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the consummation of the merger, or the effects of purchase accounting may be different from the companies' expectations; (12) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (13) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (14) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; (15) the impact of the slowdown in the overall economy; (16) uncertainty of the current global political environment; (17) the potential for terrorist attacks; (18) changes in customer demands for our existing and new products, the timing, cancellation or delay of customer orders and shipments; (19) the timing of revenue recognition of shipments; (20) changes in or an inability to execute our business strategy; (21) unanticipated manufacturing or supply problems and (22) changes in tax rules. Rudolph cannot guarantee future results, levels of activity, performance, or achievements. Additional factors that may affect the future results of Rudolph and August are set forth in their respective Form 10-K reports for the year ended December 31, 2004 and other filings with the Securities and Exchange Commission ("SEC"), which are available at http://www.sec.gov, the SEC's website, and at the companies' websites, which are http://www.rudolphtech.com and http://www.augusttech.com, respectively. These factors are updated from time to time through the filing of reports and registration statements with the SEC.

Additional Information

Any information concerning August contained in this transcript has been taken from, or is based upon, publicly available information. Although Rudolph does not have any information that would indicate that any information contained in this transcript that has been taken from such documents is inaccurate or incomplete, Rudolph does not take any responsibility for the accuracy or completeness of such information. Investors and security holders are urged to read the disclosure documents regarding the proposed Rudolph/August merger, when they become available, because they will contain important information. The disclosure documents will be filed with the Securities and Exchange Commission by Rudolph. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Rudolph with the Commission at the Commission's website at www.sec.gov. The disclosure documents and these other documents may also be obtained for free from Rudolph by directing a request to Rudolph Technologies, Inc., One Rudolph Road, Flanders, New Jersey 07836, Attention: General Counsel.

Information Regarding Certain Rudolph Persons

 Rudolph is not currently engaged in a solicitation of proxies or consents from its shareholders or from the shareholders of August. However, in connection with its proposal to merge with August, certain directors and executive officers or Rudolph may participate in meetings or discussions with Rudolph shareholders some of whom may also be August shareholders or other persons who may also be August shareholders. Rudolph does not believe that any of these persons is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation of proxies or consents, or that Schedule 14A requires the disclosure of certain information concerning any of them. Information concerning the directors and executive officers of Rudolph and a description of their interests in Rudolph is set forth in Rudolph's proxy statement filed with the Commission on April 22, 2005. As of the date of this transcript, Rudolph beneficially owns 100 shares of August common stock, and the directors and executive officers of Rudolph, in the aggregate, do not beneficially own in excess of 1% of August's common stock. If in the future Rudolph engages in solicitation of proxies from its shareholders or the shareholders of August in connection with a merger of the companies it will amend the information provided above as needed to disclose the information concerning participants in that solicitation required by Rule 14a-12 under the Securities Exchange Act of 1934.